September 8, 2009

William Thompson, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:PG&E Corporation
                      Pacific Gas and Electric Company
                      Form 10-K for Fiscal Year Ended December 31, 2008
                      Filed February 24, 2009
                      File Nos. 1-12609 and 1-2348

Dear Mr. Thompson:

This letter sets forth the response of PG&E Corporation and Pacific Gas and Electric Company (the “Utility”) to the comments set forth in the letter of the Staff of the Securities and Exchange Commission (the “Staff”) dated August 28, 2009 in connection with PG&E Corporation and the Utility’s joint Annual Report on Forms 10-K for the fiscal year ended December 31, 2008.

Form 10-K For the Fiscal Year Ended December 31, 2008

Exhibit 13

Consolidated Financial Statements, page 46

Notes to the Consolidated Financial Statements, page 57

1.
We reviewed your response to comment one in our letter dated July 21, 2009.  Please tell us how the Utility’s “equity component” based on the CPUC-authorized capital structure is calculated.  In addition, please explain to us why the amount of net assets in excess of unrestricted retained earnings of the Utility is not considered in your computation of restricted net assets pursuant to Rule 4-08(e)(3) of Regulation S-X.

Response

The Utility’s capital structure, as authorized by the California Public Utilities Commission (“CPUC”), requires the Utility to maintain on average at least a 52% equity component each year from 2008 through 2010.  The “equity component” of the CPUC-authorized capital structure is the shareholder’s equity of the Utility less preferred stock and other comprehensive income.  For purposes of calculating the restricted net assets, we calculate the minimum equity component as of December 31, 2008 necessary to maintain the average CPUC-authorized capital structure for the year.  Although there are no restrictions on retained earnings, the Utility was required to maintain an equity component of $2.5 billion at December 31, 2008 in order to maintain the CPUC-authorized capital structure on average for the year.  As the $2.5 billion restriction on net assets exceeds 25% of the consolidated net assets of PG&E Corporation ($9.8 billion), the disclosures in Rule 4-08(e)(3) are required.

We will include the following disclosure of the amount of restricted net assets in future filings as required by Rule 4-08(e)(3), when the restricted net assets exceed 25% of consolidated net assets at the most recent balance sheet date (using December 31, 2008 information for illustrative purposes):

The CPUC requires the Utility to maintain a capital structure composed of at least 52% equity on average each year from 2008 through 2010.  At December 31, 2008, the Utility was required to maintain at least $2.5 billion of its net assets as equity to meet this requirement.  As a result, $2.5 billion of the Utility's net assets are restricted and may not be transferred to PG&E Corporation in the form of cash dividends.

As a result of this restriction on net assets, PG&E Corporation is also required to disclose condensed financial information of the registrant as required by Rule 5-04(c) of Regulation S-X.  PG&E Corporation has appropriately disclosed the condensed financial information of the registrant for each year in Item 15 Exhibits and Financial Statement Schedules of the Form 10-K and will continue to include such disclosure for each year in which the restricted net assets exceeds 25% of consolidated net assets.

Note 9.  Earnings Per Share, page 74

2.
We reviewed your response to comment two in our letter dated July 21, 2009.  It appears that you have not considered dividend equivalents declared to holders of participating securities in the calculation of undistributed income available to common shareholders in computing basic earnings per share.  Please advise.

Response

Dividend equivalent expenses related to PG&E Corporation $280 million 9.5% convertible subordinated notes (“participating securities”) are recognized in PG&E Corporation’s income statement; therefore, such dividend equivalents have been reflected as a deduction in arriving at net income used in computing basic earnings per share.

Holders of the participating securities are entitled to participate in dividends on a 1:1 per common share equivalent1 ratio with common stock (“dividend participation rights”).  The dividend participation rights are embedded derivative instruments in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 133 “Accounting for Derivatives and Hedging Activities” and are bifurcated from the participating securities and recorded at fair value in PG&E Corporation’s Consolidated Financial Statements.

The fair value of the dividend participation rights represents the present value of expected dividend payments through maturity of the participating securities.  Upon issuance of the participating securities on June 22, 2002, there was no expectation that PG&E Corporation would pay any dividends.  The Utility was prohibited from declaring or paying dividends during its Chapter 11 proceeding2 without bankruptcy court approval and certain covenants in PG&E Corporation's Senior Secured Notes restricted the circumstances in which PG&E Corporation could declare or pay dividends.  Therefore, the fair value of the dividend participation rights was determined to be zero.  With the Utility's emergence from Chapter 11 on April 12, 2004, PG&E Corporation was expected to reinstate the payment of dividends and therefore recognized a $91 million unrealized loss for the change in fair value of the dividend participation rights.  For further discussion of these dividend participation rights, see Note 4 of the Notes to the Consolidated Financial Statements in the 2008 Annual Report.

Each year, changes in fair value of the embedded derivative are recognized in the income statement.  Since 2004, the expectation of dividend declarations through maturity of the participating securities has been consistent with the actual dividends declared for each year.  Therefore, the change in fair value of the embedded derivative each year is insignificant in relation to the expense recognized in 2004.

We believe we have appropriately applied SFAS No. 128 “Earnings Per Share” (“SFAS 128”) in determining the earnings allocation to each class of security under the two-class method.  SFAS No. 128 paragraph 61(a) states the following:  “income from continuing operations (or net income) shall be reduced by the amount of dividends declared in the current period for each class of stock and by the contractual amount of dividends (or interest on participating income bonds) that must be paid for the current period (for example, unpaid dividends).”  PG&E Corporation’s net income was reduced for the expense related to dividend participation rights of the participating securities, albeit in an earlier period than the declaration or payment of dividend equivalents as a result of the accounting for the dividend participation rights in accordance with SFAS No. 133.

We believe the approach taken is appropriate and consistent with the principle outlined in footnote 25 to SFAS 128 paragraph 61(a) which states that “dividends declared in the current period do not include dividends declared in respect of prior-year unpaid cumulative dividends…”  Similarly, we believe the impact on dividend equivalents should be considered in the basic EPS computation in the period in which the expense is recognized according to GAAP, rather than the period in which the dividend is paid.

1 The notes may be converted at any time into shares of PG&E Corporation common stock, at a conversion price of $15.09 per share. Common share equivalent is determined by dividing the principal amount of the participating securities by the conversion price.

2 The Utility filed a petition for reorganization under Chapter 11 of the Bankruptcy Code in April 2001.

As part of the deliberations surrounding Emerging Issues Task Force (“EITF”) No. 03-6 “Participating Securities and the Two-Class Method under FASB Statement No. 128” (“EITF 03-6”) the EITF discussed participation features that were also embedded derivative instruments and recognized the complexities and diversity in practice.  One accounting model that was outlined during deliberations was included in paragraph 19 of the Issue Summary No. 2 Supplement No 2. to EITF 03-6 as follows (emphasis added):

In computing earnings per share under the two-class method in Example G, the FASB staff did not adjust 20X1 net income for the dividend payment (contingent interest) distributed to the bond holders to determine undistributed earnings for the current period. This approach was taken because the effect of the payment was included in the valuation of the bifurcated derivative in determining 20X1 net income and, therefore, an adjustment to net income to determine undistributed earnings for 20X1 is not necessary.

Although the EITF did not conclude on the treatment of the embedded derivative instruments in the basic EPS computation using the two-class method, the FASB Staff recognized the complexity and diversity in practice in this area.  Consistent with the approach described in the EITF 03-6 supplement, we believe an adjustment to net income for the actual payment of dividend equivalents in addition to the derivative expense already recognized in historical financial statements would not be appropriate.

If you have any further questions, please call me at (415) 267-7154.

Sincerely,

/s/ STEPHEN J.  CAIRNS

STEPHEN J.  CAIRNS
Vice President and Controller
PG&E Corporation
Pacific Gas and Electric Company